July 17, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Yolanda Crittendon Wilson K. Lee

RE:	Brandywine Operating Partnership, L.P. Form 10-K for the year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009 Filed on March 2, 2009 and May 8, 2009 File No. 000-24407
Dear Ms. Crittendon and Mr. Lee:
We have received your July 6, 2009 letter and appreciate your comments with respect to our response letter dated June 2, 2009. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Financial Statements and Notes
Note 16 — Tax Credit Transactions, pages F-84 — F-85
1.	We have read and considered your response to comment two. We note that the tax benefits associated with the historic tax credits and new market tax credits were monetized through the creation of certain entities in which USB then acquired an ownership interest. As a result of your analysis of FIN46(R), it was concluded that these entities were considered variable interest entities and should be consolidated as the company deemed itself as the primary beneficiary. Please explain to us how these entities are structured and the amount of interest that both, the company and USB, holds within these entities. Also explain to us how USB’s non-controlling ownership interest is being accounted for, within the company’s financial statements.

Securities and Exchange Commission
July 17, 2009

Historic Tax Credit (“HTC”) transaction
As part of our accounting analysis, we concluded that, in accordance with FIN 46(R), the entities created in conjunction with USB’s investment should be consolidated in our financial statements. We reached this conclusion after we determined that we are the primary beneficiary of the investment structure.
The following entities are parties to the HTC:
1)	USB — “Tax Credit Investor”

2)	Brandywine Cira PO Master Tenant LLC (“Master Tenant”)

3)	Brandywine Cira Post Office, LP (“Landlord”)
The Landlord is the entity that owns the Property and is the entity that has agreed to elect under Section 50 of the Internal Revenue Code to pass-through to the Master Tenant the HTC to which the Landlord is otherwise entitled as a result of the rehabilitation of the Property. The Landlord entity will be able to make this election because the Master Tenant has a qualified lease with the Landlord entity for qualifying property. The Master Tenant is a 5% limited partner in the Landlord entity and the contributions made by USB are then contributed to the Landlord entity for its 5% ownership interest. The 0.95% GP and the remaining LP ownership interests are owned by affiliates of ours, all of which are consolidated into our financial statements. USB does not have a direct ownership interest in the Landlord entity.
As the Tax Credit Investor, USB is entitled to substantially all of the benefit derived from the tax credit. This is accomplished through allocations of tax credits by the Master Tenant to USB and is effected by USB’s purchase of the tax credits through its ownership of a partnership interest. The partnership interest contains a put provision whereby we may be obligated to purchase USB’s interest in Master Tenant at the end of the tax credit recapture expiration period at a fixed price. As previously noted, based upon the overall design and intent of the entities, we believe that the put option will be exercised for the reasons set forth in our submission to the SEC staff dated June 2, 2009 (“Previous Submission”). In response to the Staff’s comment, we have addressed the accounting for this put in Question 2 below. As noted in our Previous Submission, there is also a call option available to us.
Upon creation of the Master Tenant, to whom we will ultimately assign our lease with the IRS, we entered into a master lease with the Master Tenant. The Master Tenant is the entity through which federal HTCs will be allocated to USB and the entity through which USB’s installments are made to the Landlord. USB is the Investor Member of Master Tenant and owns a 99.9% membership interest. Brandywine Cira Post Office LLC (wholly owned by us) is the Managing Member of the Master Tenant and has a 0.01% membership interest therein. It is through USB’s membership interest that the economic benefit of the tax credits are passed to USB. The contributions made by USB to the Master Tenant entity are calculated so that the amount paid is equal to the fair value ascribed to the tax credits. As noted in our Previous Submission, tax credit investors value the credits based on projections of taxable income and the expected benefits.

Securities and Exchange Commission
July 17, 2009

USB is also entitled to a 2% return (beginning in 2011) on the cash it paid into the Master Tenant and could receive other contingent special tax payments. Depreciation and tax credits allocated to the Master Tenant through the Master Tenant’s interest in the Landlord Entity (of which USB is entitled to 99.9%), the 2% return and the put payment (assuming USB exercises the put) are USB’s principal sources of its economics from the Master Tenant. Our economics are principally the receipt of the Master Tenants capital contributions.
Given that FIN 46(R) applies to all entities regardless of their purpose, we first evaluated whether the Master Tenant entity would be a variable interest entity (“VIE”) and if it was, whether we would consolidate the Master Tenant entity. We determined that the Master Tenant entity was a VIE as there is a lack of sufficient equity at risk since additional capital contributions are required by USB in order for the Master Tenant to meet its capital requirements for its investment in the Landlord (i.e., meets paragraph 5(a) of FIN 46(R)). In addition, its activities and economics thereof were largely predefined, as the equity holders at risk do not have the ability to make decisions about the activities that have a significant impact on its success (i.e., meets paragraph 5b(1) of FIN 46(R)). In addition, it is only with those previously referred to capital contributions that the Master Tenant will be able to satisfy its capital requirements to the Landlord entity which will enable the Landlord entity to generate the tax credits to allocate back to the Master Tenant.
We and USB are considered related parties under FIN 46(R) since neither of us can sell or encumber our respective interest without permission of the other party. Since USB and we are considered related parties and would absorb a majority of the variability of the entity as a related party group, the company evaluated the related party tiebreaker highlighted in paragraph 17 of FIN 46(R). The Company determined it was the primary beneficiary under the related party tie-breaker since it was determined to be the party most closely associated with the entity. After considering the following factors, we concluded that, based on the weight of the evidence, we are the primary beneficiary of the Master Tenant and should consolidate: (i)the entity was principally established to monetize tax attributes for one of our projects that we could not otherwise use, (ii) we provided protection to USB’s investment in the form of guarantees (as described in our Previous Submission), (iii) we will assign to the Master Tenant a pre-existing lease that we negotiated several years ago, and (iv) leasing of office space is our primary business.
New Market Tax Credit (“NMTC”) transaction
NMTC investments are made through Community Development Entities (“CDE”) and such entities are qualified through the US Department of the Treasury. NMTCs are earned for a qualified equity investment made by a taxpayer in CDEs if substantially all of the investment is used by the CDE to make a qualified low income community investment in qualified active low income community businesses. It is through its equity contributions into the CDE entities described below that USB is able to receive the benefits of the NMTCs.
The NMTC benefit is equal to a 39% tax credit of invested equity/loan that a corporation or individual is entitled to take on its income tax return over a 7 year period. The 39% is utilized as follows:

Securities and Exchange Commission
July 17, 2009

•	5% of the invested equity /loan for the first 3 years (beginning in the initial year of the investment — 2008)

•	6% of the invested equity/loan for the last four years
NMTC transactions typically involve three participants: (i) a borrower, (ii) an investor who makes an investment and receives NMTCs and (iii) a CDE that has received allocations of NMTCs from the U.S. government and is thereby able to facilitate a NMTC financing transaction between the investor and borrower.
The CDE investors in this financing arrangement are Renaissance Finance VIII, LLC (“Renaissance Sub-CDE”) and New Opportunities Sub CDE VI, LLC (“USB Sub-CDE”). Renaissance Sub-CDE is managed and partially owned (0.01%) by Renaissance Finance, which is a private financial institution and USB Sub-CDE is managed and partially owned (0.01%) by USB. The remaining equity interest (99.99%) of each of the Renaissance Sub-CDE and USB Sub-CDE is owned by Cira Garage Investment Fund LLC (the “Fund”), a company established for the purpose of facilitating this NMTC financing arrangement. The Fund equity is 100% owned by USB, but we provided significant financing to this entity to facilitate the transaction.
The Fund was capitalized with $13.3 million of equity from USB. In addition, we loaned $31.2 million to the Fund (“Note”) pursuant to a 1.97% note receivable due in December 2038. These proceeds received by the Fund were used to make contemporaneous 99.99% equity investments in each of Renaissance Sub-CDE and USB Sub-CDE. The remaining nominal equity interests were made by USB and Renaissance Finance. The aggregate funds received by the Fund were also used to establish an operating reserve and fee reserves for the Sub-CDEs.
Renaissance Sub-CDE and USB Sub-CDE, upon receipt of their equity funding, contemporaneously made aggregate loans of $25.8 million and $14.8 million, respectively to the NMTC Borrower (a wholly owned subsidiary of ours) through a series of notes. The NMTC Borrower issued to Renaissance Sub-CDE three notes totaling $25.8 million, the first two of which total $24.5 million with a 30 year term and a 1% interest rate and the third is for $1.3 million with a 7 year term and a 1% interest rate. The NMTC Borrower issued to USB Sub-CDE two notes totaling $14.8 million each with a 30 year maturity and a 1% interest rate. All amounts paid by us to service these notes are remitted to us to satisfy the debt service under the Note, thereby not permitting any payments to the equity holder.
The difference between the $40.6 million in loans made to BDN and the aggregate capital contribution and loans of $44.5 million provided to the CDEs was principally paid to Renaissance as a fee. In addition, BDN must pay an exit fee to Renaissance as to part of this transaction. The exit fee is addressed in our response to Question 2.
The interest on the loans from the CDEs to the NMTC Borrower is to be paid annually. The interest on the funds borrowed by the Fund from us is to be paid to the extent the interest is paid on the CDE loans. The remaining interest owing under our loan accumulates and interest is compounded. This ensures that no cash is transferred to USB or Renaissance prior to maturity but instead the debt service that we pay to the CDE is used to service the loan we made to the Fund.

Securities and Exchange Commission
July 17, 2009

On December 31, 2015 (corresponding to the end of the tax credit compliance period), the $1.3 million CDE loan becomes due and payable and will require a payment from us to Renaissance and is referred to as an exit fee and such payment is also discussed in our response to Question 2 below.
In exchange for USB’s contributions into the Fund, which then made a qualifying investment in the Project, USB is entitled to substantially all of the benefits derived from the tax credit, but they do not have a material interest in the underlying economics of the Project. This is accomplished by allowing USB to “buy” the NMTCs by making an equity contribution to the Fund. USB’s interest in the Fund also contains a put whereby we may be obligated to purchase USB’s interest. As previously noted, we believe the put will be exercised. In response to the Staff’s comment, we have addressed the put in Question 2 below. As noted in the Previous Submission, there is also a call option available to us.
We concluded that the Fund met the definition of a variable interest entity. The Fund is a VIE principally on the basis that the holders of the equity investment at risk (i.e. USB) lack the direct or indirect ability through its voting rights or similar rights to make decisions about the Fund’s activities that have a significant impact on its success (i.e., meets paragraph 5b(1) of FIN 46(R). In this instance, no decisions are made by the Fund as its sole purpose is to make an equity contribution to the CDE, which then funded us in a pre-established transaction. Therefore, although USB is the sole equity holder of the Fund, basing the consolidation decision on voting rights would not appear appropriate given the design of the entity. Our variable interests in the entity are the loan we made to the Fund and the guarantee and indemnity regarding the repayment of the loans made to us by the CDEs and the delivery of the tax credits, including a guarantee should such tax credits be recaptured. Based on a qualitative assessment of our interests relative to the other variable interest holders, we are considered to be the primary beneficiary because we absorb a majority of the variability in the entity. As a result, we consolidate the Fund including the CDEs which are 99% owned by the Fund.
For both the HTC and the NMTC, we will address the Staff’s final comment in 1 above in our response to Question 2.
2.	In addition, we note you expect USB to exercise a put provision that enables USB to sell its interest in the transaction entities. As a result, the company recorded the portion of the proceeds received from USB that are attributable to the put as a liability that will be accreted to the expected put price through interest expense over the period until the put can be exercised in accordance with SFAS 150. Please tell us the terms of the put provision and the amounts attributable to this provision and the sale of the tax credits. Also advise us on the method and the assumptions used in determining the fair value of the put option.
HTC Transaction
Under the terms of the arrangement with USB, the put can be exercised at any time during the six month period beginning with the 61st month following substantial completion of the Post Office

Securities and Exchange Commission
July 17, 2009

project. The timing of the put corresponds to the conclusion of the recapture period for the tax credits. Substantial completion of the project is expected to be in July 2010. Therefore it is expected that the put will be exercised between August 2015 and January 2016. The put price is equal to 5% of USB’s actual capital contributions made to the Master Tenant. Based on USB’s planned capital contributions totaling approximately $68 million, the put payment we expect to make is approximately $3.4 million. We note that as of December 31, 2008, USB had contributed approximately $10.2 million; the remaining cash payments are expected over the period through November 2010.
We considered the guidance in FAS 150 in evaluating whether or not there should be a liability recognized relating to the put. Since the put is embedded in a non-controlling interest, we considered whether the non-controlling interests should be classified as a liability. In many fact patterns, the put in and of itself would not result in the non-controlling interests being classified as a liability. However, in this fact pattern, despite the form of the arrangement structured in the manner which allows an option to USB to put its interest to us, the substance of the arrangement is that the put will be exercised at the put price. As a result, we treated the puttable non-controlling interests as a liability under the guidance of paragraph 9 of FAS 150. The carrying amount of the liability was determined under paragraph 22 of FAS 150 at the present value of its expected settlement amount and was recorded at the transaction date. The balance of the contribution amount, after deducting the amounts attributable to the noncontrolling interest liability (the puttable liability), is considered a liability, and relates to the deferred liability associated with the sale of the tax credits. In effect, we allocated the proceeds from USB to each component but preserved the FAS 150 requirement that the liability be shown at the present value of the settlement amount. Our analysis as to the characterization of this liability was provided in our Previous Submission.
The below table shows the expected present value on each date that we expect to receive a contribution from USB and it is those amounts that will be accreted to $3.4 million, through the expected put date of December 31, 2015.
Present Value of put at date of expected contributions

Nov-08	$292,175
Sep-09	$728,531
Apr-10	$978,232
Nov-10	$113,755

Total	$2,112,693
In order to determine the present value of the liability at each contribution date, we considered the projected internal rate of return as marketed to potential investors. This internal rate of return (8%) was determined by the economic benefits USB will obtain as the tax credit investor and was considered to be a reasonable discount rate.
The liability will be accreted using the effective interest method until the put date. The contributions are made in tranches and therefore the amount allocated to the liability would be the

Securities and Exchange Commission
July 17, 2009

present value of 5% of USB’s capital contribution at the date each contribution is made. In addition, the 2% return on USB’s capital contributions (as noted in our response to Question 1) is also attributable to the interest classified as a put liability and is recognized through interest expense.
NMTC Transaction
For the NMTC the put to USB can be exercised at any time during the 6 month period beginning at the end of the 7 year NMTC compliance period in December 2015. Under the federal income tax laws establishing the NMTC program, the NMTC financing transaction structure must stay intact continuously during 7 full calendar years from the date of the qualified equity investment in order to avoid tax credit recapture. This investment was made on December 31, 2008. The put price is an immaterial amount ($1,000) and therefore no present value amount was established as of December 31, 2008. The NMTC also has a programmed exit fee that is payable to the Renaissance entities at the end of the tax credit recapture period which we believe is similar to the put feature because it will become due and payable as of the date we believe the put will be exercised. This amount is recorded as a liability at December 31, 2008 at its present value of $0.7 million and will be accreted up to the expected payment amount of $1.3 million through interest expense on our consolidated statement of operations.
The $13.3 million USB contribution amount for the NMTC, after deducting the amounts attributable to the put liability, is considered a liability, and relates to the deferred liability associated with the sale of the tax credits. Our analysis as to the characterization of this liability was provided in our Previous Submission.

Securities and Exchange Commission
July 17, 2009

As requested, these responses to your comments have been filed on EDGAR within ten business days of your associated letter. In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907 or Gabe Mainardi at 610-832-4980.

Very truly yours,
/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

cc:	Gabe Mainardi, Vice President — Accounting & Treasurer
Michael Friedman, Esquire (Pepper Hamilton LLP, Philadelphia)
Sandra Blum (PricewaterhouseCoopers, Philadelphia)
Thomas Barbieri (PricewaterhouseCoopers, Florham Park)